BNP Paribas Securities Corp.
(SEC I.D. No. 8-32682)

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(a) under the Commodity Exchange Act as a Public Document.



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of BNP Paribas Securities Corp.,

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of BNP Paribas Securities Corp. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial condition of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

Assets

Cash and cash equivalents	$	176,234
Cash segregated under regulations		264,904
Securities segregated under regulations - at fair value		1,588,981
Financial instruments owned - at fair value		9,810,555
(includes securities pledged to counterparties of $8,575,089)		
Securities borrowed		9,143,965
Receivable from brokers, dealers, and clearing organizations		5,588,956
Receivable from customers		1,251,004
Securities purchased under agreements to resell		1,120,336
Securities received as collateral - at fair value		136,080
Other assets (includes $9,359 at fair value)		337,044
Total Assets	$	29,418,059

Liabilities and Stockholder's equity

Liabilities

Short-term borrowings	$	1,584,197
Securities sold under agreements to repurchase		7,862,565
Payable to customers		5,640,446
Securities loaned		5,380,595
Payable to brokers, dealers, and clearing organizations		3,987,221
Financial instruments sold, not yet purchased - at fair value		1,425,389
Obligation to return securities received as collateral - at fair value		136,080
Accrued expenses and other liabilities (includes $8,642 at fair value)		366,857
Total Liabilities		26,383,350
Liabilities subordinated to the claims of general creditors		1,855,000

Stockholder's Equity

Common stock, $10,000 stated value - 1,000 shares authorized, 321 shares issued and outstanding	3,210
Additional paid-in capital	1,155,828
Retained earnings	20,671
Total Stockholder's Equity	1,179,709
Total Liabilities and Stockholder's Equity	$ 29,418,059

The accompanying notes are an integral part of these financial statements

BNP Paribas Securities Corp.   3
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

1.   Organization and Nature of Business

BNP Paribas Securities Corp. (the "Company" or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas US Wholesale Holdings, Corp. ("WHC"), which is a wholly-owned subsidiary of BNP Paribas USA, Inc. ("BNPPUSA"), the ultimate parent of which is BNP Paribas ("BNPP"). On March 12, 2018, the Company merged with BNP Paribas Prime Brokerage, Inc. ("PBI") (see note 3).

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. As a broker-dealer, the Company is a member of the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). In addition, BNPPSC is registered as a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. As an FCM, the Company is a member of the Chicago Mercantile Exchange ("CME"), the New York Mercantile Exchange ("NYMEX"), the National Futures Association ("NFA"), LCH. Clearnet Limited, ICE Clear Credit LLC, ICE Futures US, ICE Futures Europe ("ICE"), Options Clearing Corporation ("OCC") and various other commodity exchanges. The Company is approved by the ICE Clear Credit LLC as a clearing member for credit default swaps products and by CME to clear over-the-counter swap derivatives transactions.

The Company engages in market making transactions and brokerage activities for its customers, primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides certain operational services. In addition, the Company provides prime brokerage and FCM services. Prime brokerage services include secured financing, securities settlement, custody, capital introduction, and securities lending to hedge funds, investment companies, affiliates and others. FCM services include commodity clearing and execution services to various institutional customers, including affiliates.

Standard & Poor's ("S&P") ratings services assigned an A/A-1 counterparty credit ratings to the Company. S&P based its rating of BNPPSC solely on the ratings of its ultimate parent BNPP.

2.   Significant Accounting Policies

Basis of Presentation
The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expense, and disclosures of contingent assets and liabilities. Significant estimates include the realization of a deferred tax asset, deferred compensation and the fair value measurement of Financial instruments owned and Financial instruments sold, not yet purchased. Actual results could differ materially from such estimates included in the financial statements.

BNP Paribas Securities Corp. 4
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments not held for resale with original maturities of three months or less. The Company has all cash on deposit with major money center banks. Cash and cash equivalents are carried at cost, which approximates fair value.

Cash segregated under regulations

Cash segregated under regulations consists of cash in banks subject to withdrawal restrictions, cash segregated in compliance with regulations, and cash deposited in a special reserve bank account for the exclusive benefit of customers pursuant to SEC Rule 15c3-3.

Securities segregated under regulations – at fair value

The Company is required by its primary regulators, including the SEC and CFTC, to segregate qualified securities to satisfy rules regarding the protection of customer assets.

Financial instruments owned and sold, not yet repurchased - at fair value

Regular way securities transactions are recognized on trade date basis. Regular way securities transactions settle within the time frame generally established by regulation or market convention. Forward settling trades such as extended settlement and to be announced ("TBA") securities are not considered regular way trades when settlement does not occur within the shortest period possible for the security type. These transactions are recorded as derivatives on trade date and only the mark-to-market is recognized on the Statement of Financial Condition. Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value in accordance with the Accounting Standards Codification ("ASC") 820-10 *"Fair Value Measurements"* with unrealized gains and losses included in Trading gains and losses, net. Commissions and related clearing expenses are recorded on trade date as securities transactions occur. Customers' securities transactions are reported on settlement date with related commission revenue and expense reported on trade date. Commodity commissions are recorded on a half-turn basis. Customers' commodity transactions are reported on trade date.

Securities Borrowing and Lending Activities

Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to Securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or returned, as necessary. Interest receivable or interest payable on such transactions is accrued and included in the Statement of Financial Condition in Other assets or Accrued expenses and other liabilities, respectively.

Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from clearing organizations relating to open transactions, non-customer receivables and margin deposits. Payables to broker-dealers and clearing organizations include amounts payable to clearing organizations relating to open transactions, non-customer payables, and amounts related to unsettled securities trading activity. These balances are reported net by counterparty when the right of offset exists. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

BNP Paribas Securities Corp.   5
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

Receivables and Payables with Customers

Customer receivables and payables represent amounts due from/to customers, primarily related to unsettled securities transactions, margin balances, unsettled commodities activity and cash deposits, which are reported net by customer. The Company does not include in the Statement of Financial Condition the securities owned by customers or the securities sold short by customers.

Reverse Repurchase and Repurchase Agreements

Securities purchased under agreements to resell (reverse repo) and securities sold under agreements to repurchase (repo) are treated as collateralized financing transactions and are carried at their contracted price plus accrued interest. It is the Company's policy to take possession of securities with a fair value equal to or in excess of the principal amount loaned plus accrued interest. The Company monitors the fair value of reverse repo and repo on a daily basis with additional collateral obtained or returned, as necessary. Where the requirements of ASC 210-20 offsetting are met, resell and repurchase agreements with the same counterparty are reported on a net basis in the Statement of Financial Condition. Such transactions are netted by counterparty where the right to offset exists.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral

The Company receives and pledges securities as collateral in connection with non-cash transactions in which the Company is the lender. When the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Statement of Financial Condition.

Securities Received from Customers and Affiliates

Securities received from customers and affiliates in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Offsetting Assets and Liabilities

To reduce credit exposures on derivatives and securities financing transactions, the Company may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the Company receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions, subject to the terms of the related credit support agreements or similar arrangements (collectively, credit support agreements). An enforceable credit support agreement grants the non-defaulting party exercising termination rights the right to liquidate the collateral and apply the proceeds to any amounts owed.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the Statement of Financial Condition when a legal right of setoff exists under an enforceable netting agreement. Reverse repo, repo and

BNP Paribas Securities Corp.   6
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

securities borrowed and loaned transactions with the same term and currency are presented on a net-by-counterparty basis in the Statement of Financial Condition when such transactions meet certain settlement criteria and are subject to netting agreements.

In the Statement of Financial Condition, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements, when transacted under an enforceable netting agreement. In the Statement of Financial Condition, resale and repurchase agreements, and securities borrowed and loaned, are not reported net of the related cash and securities received or posted as collateral. See Note 10 for further information about collateral received and pledged, including rights to deliver or repledge collateral. See Notes 4 and 17 for further information about offsetting.

Short-Term Borrowings

The Company obtains short-term financing by borrowing from an affiliate or a major money center using an unsecured loan facility. The affiliated borrowing is on an overnight basis and term loans are up to one month in duration. The principal associated with these borrowings are recorded as Short-term borrowings in the Statement of Financial Condition.

Income Taxes

The Company is included in a consolidated tax group and tax is computed using a modified benefit for loss methodology. Under this methodology, the Company records an income tax provision equal to the total current and deferred tax provision / benefit, but (i) taking into account implications of certain unitary/combined state tax group, and (ii) considering whether the tax attributes of the Company are realizable by the consolidated or combined/unitary group even if the Company would not otherwise have realized such attributes on a stand-alone basis (see note 11).

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities. Valuation allowances are established, if applicable, to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's net tax assets or liabilities are presented as a component of either Other assets or Accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

Uncertain tax positions are evaluated in accordance with ASC 740-10-25 *"Income Taxes"* which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

As permitted by Staff Accounting Bulletin No. 118, provisional amounts calculated based on information available as of December 31, 2017 were made for the adjustments to deferred tax assets and liabilities and certain valuation allowance assessments. These amounts were subject to change in 2018 as we obtained information necessary to complete the calculations. Such calculations were completed in 2018 and no material adjustments were made to the amounts originally booked in 2017.

The Company recognizes interest and penalties related to unrecognized tax benefits within the appropriate interest expense and tax penalty line items within the Statement of Operations, as

BNP Paribas Securities Corp.   7
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

applicable. Accrued interest and penalties, if any, are included in Accrued expenses and other liabilities in the Statement of Financial Condition.

Exchange Memberships

Membership shares and rights that are required by the Company to conduct its clearance and execution activities are recorded at cost, less any adjustments for permanent impairments and are included in Other assets in the Statement of Financial Condition.

Foreign Currencies

The Company's functional base currency is U.S. dollar. At December 31, 2018, the Company has assets and liabilities balances denominated in foreign currencies which are translated at closing exchange rates at December 31, 2018 while the revenues and expenses are translated at average exchange rates with any resulting gain or loss reflected in the Statement of Operations classified as either Other revenue or Other expenses.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 *"Fair Value Measurements"* established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Observable inputs include interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company uses market quotes for pricing its trading portfolio, when available. When no active market exists the Company uses prices of comparable instruments to determine the fair value. In some instances, the Company may also employ a mark to model valuation methodology. During 2018, no trading positions were valued using a mark to model approach.

BNP Paribas Securities Corp.   8
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

Recent Accounting Developments

In August 2018, the FASB issued ASU 2018-13, *"Fair Value Measurement (Topic 820)"* ("ASU 2018-13") to improve the effectiveness of fair value measurement disclosures. ASU 2018-13 removes disclosure requirements of the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the potential impact of ASU 2018-13.

In February 2018, the FASB issued ASU 2018-02, *"Income Statement-Reporting Comprehensive Income (Topic 220)-Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income"* ("ASU 2018-02"). ASU 2018-02 permits, but does not require, companies to reclassify stranded tax effects caused by 2017 tax reform from accumulated other comprehensive income to retained earnings. Additionally, it requires new disclosures by all companies, whether they opt to do the reclassification or not. ASU 2018-02 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2018-02.

In August 2017, the FASB issued ASU 2017-12, *"Derivatives and Hedging (Topic 815)"* ("ASU 2017-12"), as amended by ASU 2018-16, *"Derivatives and Hedging (Topic 815)"* ("ASU 2018-16"). ASU 2017-12, as amended, enables entities to better portray their risk management activities in the financial statements. The amendments expand an entity's ability to hedge nonfinancial and financial risk components and reduce complexity in fair value hedges of interest rate risk. ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. It also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. ASU 2018-16 permits the use of the Overnight Index Swap ("OIS") rate based on Secured Overnight Financing Rate as a U.S. benchmark interest rate for hedge accounting purposes in addition to the United States Treasury, the London Inter-bank Offered Rate, the OIS rate based on the Fed Funds Effective Rate. The amendments should be adopted on a prospective basis for qualifying new or re-designated hedging relationships entered into on or after the date of adoption. ASU 2017-12 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2017-12.

3. **Merger and Capital Actions**

On March 12, 2018, the Company merged with PBI. The merger was recorded as a merger of entities under common control, as both companies were wholly-owned subsidiaries of WHC. Based on ASC 805 *"Business Combinations"*, the assets, liabilities and additional paid in capital of PBI transferred to the Company were initially transferred at their respective carrying amounts in the accounts of PBI, at the date of transfer. No additional common stock was issued and the merged entities' common parent, WHC, maintained 100% of the voting rights.

PBI provided prime brokerage services including secured financing, secured settlement, custody, capital introduction and securities lending to hedge funds, investment companies, affiliates and

BNP Paribas Securities Corp.   9
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

others. The presentation of these financial statements includes the results and activities of PBI as if the entities were combined from the beginning of the year. The merger was completed primarily to create a more efficient use of capital and for operational efficiencies.

On December 28, 2018, the Company purchased back 179 of its 500 common shares owned by WHC for $646,318 resulting in a reduction of $1,790 in common stock and $644,528 in additional paid in capital. As of December 31, 2018, 1,000 shares remain authorized and 321 issued and outstanding.

4.   Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation). In certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for reverse repurchase and repurchase transactions. At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, at which time FICC becomes the Company's counterparty.

At December 31, 2018, included in Securities purchased under agreements to resell on the Statement of Financial Condition are amounts under contract with both affiliate and non-affiliate counterparties. In accordance with applicable accounting guidance, netting applied to these reverse repurchase and repurchase balances was $8,474,353.

The following table presents information about the offsetting of these instruments and related collateral amounts:

BNP Paribas Securities Corp. 10
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018(in thousands, except for share amounts)

	Gross Amounts Recognized	Gross Amounts offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition: Available Collateral*	Gross Amounts Not Offset in the Statement of Financial Condition: Counterparty Netting	Net Amount
Assets						
Securities Purchased under agreement to resell	$ 9,594,688	$ (8,474,353)	$ 1,120,335	$ (1,114,150)	$ -	$ 6,186
Securities Borrowed	9,143,965	-	9,143,965	(8,830,912)	(34,037)	279,016
Liabilities						
Securities sold under agreements to repurchase	$ 16,336,918	$ (8,474,353)	$ 7,862,565	$ (7,844,402)	$ -	$ 18,163
Securities Loaned	5,380,595	-	5,380,595	(5,217,637)	(34,037)	128,921

* Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any overcollateralization.

As of December 31, 2018, the gross liabilities for Securities sold under agreements to repurchase and Securities loaned disaggregated by class of collateral pledged and by remaining contractual maturity of the agreements were:

	Securities sold under agreements to repurchase	Securities loaned	Total
U.S. Government and agency securities	$ 9,102,284	$ 98,062	$ 9,200,346
Corporate debt securities	2,523,778	265,945	2,789,723
Non-Agency Mortgage and Asset-backed securities	4,710,856	-	4,710,856
Equities	-	5,016,588	5,016,588
	16,336,918	5,380,595	21,717,513
Reverse Repos and Repos offset (ASC 210-20-45-11)	(8,474,353)	-	(8,474,353)
	$ 7,862,565	$ 5,380,595	$ 13,243,160

(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

	Securities sold under agreements to repurchase	Securities loaned	Total
Overnight and Open	$ 1,525,337	$ 4,873,077	$ 6,398,414
Up to 30 days	13,219,019	-	13,219,019
31 - 90 days	1,262,220	507,518	1,769,738
Greater than 90 days	330,342	-	330,342
	16,336,918	$ 5,380,595	21,717,513
Reverse Repos and Repos offset (ASC 210-20-45-11)	(8,474,353)	-	(8,474,353)
	$ 7,862,565	$ 5,380,595	$ 13,243,160

5. **Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased – at Fair Value**

Financial instruments owned and Financial instruments sold, not yet purchased – at fair value as of December 31, 2018 consist of:

	Owned	Sold
U.S. Government and agency securities	$ 8,880,662	$ 1,324,615
Asset-backed securities	730,992	-
U.S. agency securities TBA	102,899	66,840
Equities and convertibles	84,603	29,360
Listed equity options	4,796	3,704
Corporate debt securities	4,542	101
Extended settlement receivables/payables	2,061	769
	$ 9,810,555	$ 1,425,389

Financial instruments owned that are pledged to counterparties represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

6. **Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations as of December 31, 2018, consist of the following:

BNP Paribas Securities Corp.   12
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

	Receivable	Payable
Receivable/Payable from/to clearing organizations	$ 3,070,896	$ 94,812
Receivable/Payable from/to non-customers	1,919,611	3,458,238
Receivable/Payable from/to brokers & dealers	326,709	4,668
Securities failed to deliver/receive	271,740	236,932
Unsettled trades receivable/payable, net	-	192,571
	$ 5,588,956	$ 3,987,221

The Company clears certain of its proprietary, non-customer, and customer transactions through various clearing organizations. Unsettled regular way trades relate to amounts receivable from or payable to clearing organizations for proprietary positions that had not yet reached settlement date.

7.   **Liabilities Subordinated to Claims of General Creditors**

The Company has six subordinated loan agreements totaling $1,855,000 with affiliates outstanding as of December 31, 2018. These loans have various rollover dates.

Rollover Date	Affiliated Lender	Rate	Amount
January 31, 2019	WHC	Overnight LIBOR + 35bps	$ 230,000
June 28, 2019	WHC	3M LIBOR + 51bps	500,000
December 28, 2019	WHC	3M LIBOR + 120bps	275,000
December 31, 2019	WHC	1M LIBOR + 125bps	100,000
December 31, 2019	WHC	3M LIBOR + 120bps	300,000
December 31, 2019	BNPPUSA	3M LIBOR + 120bps	450,000
			$ 1,855,000

The loans allow for prepayment of all or any part of the obligations at the option of the Company, and upon receipt of prior written approval of the FINRA and the CME. All loans bear interest based on the London Interbank Offered Rate ("LIBOR") rate, as defined by their lenders.

The agreements covering the subordinated borrowings have been approved by the FINRA and the CME, and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The FINRA subordinated loan agreements have automatic annual rollover extensions with regard to maturity dates except for $500,000 maturing on June 28, 2019. FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company has made no such notification.

BNP Paribas Securities Corp. 13
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

8. **Deferred Compensation**

BNPP sponsors numerous deferred compensation plans. Employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP will receive a portion of such excess amount in units according to the specific award provisions of each plan.

In 2014, BNPP established three new plans: (a) DCS 2015 Plan; (b) DCS Plus 2015 Plan; (c) KCDP 2015 Plan; and (d) US Regulated Plan 2015. All four plans are liability awards with grant dates in February 2015. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2015 Plan is subject to fulfillment of specified performance conditions. The remaining three plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2015 Plan and DCS Plus 2015 Plan are March of 2016, 2017 and 2018 for cash deferred portions and September of 2016, 2017 and 2018 for cash-indexed deferred. The vesting and payment periods for KCDP 2015 plan and US Regulated Plan 2015 are June of 2016, 2017 and 2018 for both cash deferred and cash-indexed deferred portions.

In 2015, BNPP established three new plans: (a) DCS 2016 Plan; (b) DCS Plus 2016 Plan; (c) KCDP 2016 Plan; and (d) US Regulated Plan 2016. All four plans are liability awards with grant dates in February 2016. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2016 Plan is subject to fulfillment of specified performance conditions. The remaining three plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2016 Plan and DCS Plus 2016 Plan are March of 2017, 2018 and 2019 for cash deferred portions and September of 2017, 2018 and 2019 for cash-indexed deferred. The vesting and payment periods for KCDP 2016 plan and US Regulated Plan 2016 are June of 2017, 2018 and 2019 for both cash deferred and cash-indexed deferred portions.

In 2015, BNPP established a buyout plan Buy out 2016. The value of the unvested and forfeited awards under deferred compensation arrangements from former employer is divided equally between Cash Buy Out and Cash Index Buy out. The remaining plans vest based on the fulfillment of service conditions. The remaining vesting and payment period for Buy Out 2016 Plan is June 2019.

In 2016, BNPP established five plans: (a) DCS 2017 Plan; (b) DCS Plus 2017 Plan; (c) KCDP 2017 Plan; (d) DCS+G BE 2017; and (e) US Regulated Plan 2017. All five plans are liability awards with grant dates in February 2017. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2017 Plan is subject to fulfillment of specified performance conditions. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2017 Plan and DCS Plus 2017 Plan are March of 2018, 2019 and 2020 for cash deferred portions and September of 2018, 2019 and 2020 for cash-indexed deferred. The vesting and payment periods for KCDP 2017 plan and for US Regulated Plan 2017 are June of 2018, 2019 and 2020 for both cash deferred and cash-indexed deferred portions. The vesting and payment periods for DCS+G BE 2017 are April 2018, April 2019 and April 2020.

In 2016, BNPP established a buyout plan Buy out 2017. The value of the unvested and forfeited awards under deferred compensation arrangements from former employer is divided equally

BNP Paribas Securities Corp.   14
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

between Cash Buy Out and Cash Index Buy out. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for Buy Out 2017 Plan are June of 2018, 2019 and 2020.

In 2017, BNPP established five plans: (a) DCS 2018 Plan; (b) DCS Plus 2018 Plan; (c) KCDP 2018 Plan; (d) DCS+G BE 2018; and (e) US Regulated Plan 2018. All four plans are liability awards with grant dates in February 2018. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2018 Plan is subject to fulfillment of specified performance conditions. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2018 Plan and DCS Plus 2018 Plan are March of 2019, 2020 and 2021 for cash deferred portions and September of 2019, 2020 and 2021 for cash-indexed deferred. The vesting and payment periods for KCDP 2018 plan and for US Regulated Plan 2018 are June of 2019, 2020 and 2021 for both cash deferred and cash-indexed deferred portions. The vesting and payment periods DCS+G BE 2018 are April 2019, April 2020 and April 2021.

In 2017, BNPP established a buyout plan Buy out 2018. The value of the unvested and forfeited awards under deferred compensation arrangements from former employer is divided equally between Cash Buy Out and Cash Index Buy out. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for Buy Out 2018 Plan are June of 2019, 2020 and 2021.

In 2015, 2016, 2017 BNPP granted selected key employees the International Sustainability and Incentive Scheme to receive a cash amount in June 2019, 2020 and 2021 subject to indexation, performance, and payment conditions.

In addition, BNPP allows certain employees to defer up to 100% of their bonus through a voluntary deferred compensation plan ("Plan"). The assets of the Plan are owned by BNPP and recorded as an asset with an offsetting liability to the individual employees.

9. **Employee Benefit Plans**

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which BNPPSC participates. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors. All defined benefit plans were frozen as of December 31, 2011.

10. **Income Taxes**

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of multiple combined group tax return filings for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses ("NOLs") are allocated based on a formal tax sharing agreement between the Company and BNPPUSA. All current balances will be settled by the Company with BNPPUSA.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the applicable federal

BNP Paribas Securities Corp.   15
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

tax consolidation rules governing the tax sharing agreement. It outlines the allocation amongst the members of the consolidated federal tax liabilities (where there is consolidated taxable income for an income year).

The Company's tax is included in a consolidated tax group and computed using a modified benefit for loss methodology. Under this methodology, the Company records an income tax provision equal to the total current and deferred tax provision / benefit, but (i) taking into account implications of certain unitary/combined state tax group, and (ii) considering whether the tax attributes of the Company are realizable by the consolidated or combined/unitary group even if the Company would not otherwise have realized such attributes on a stand-alone basis.

The difference between the Company's federal statutory and effective tax rate is due to permanent differences such as dividend factoring basis disallowance, dividend received deductions, non-deductible penalty charges, non-deductible meals and entertainment, and state and local taxes.

The resulting tax payable or benefit receivable is settled with BNPPUSA periodically. The Company received $43,747 in tax benefit payments from BNPPUSA during 2018.

At December 31, 2018, the Company's net deferred tax asset of $50,315 is comprised of $60,920 of deferred tax assets, $150 of deferred tax liabilities, and a valuation allowance of $10,455 against its New York City ("NYC") and Pennsylvania ("PA") net deferred tax asset. The net deferred tax asset is due to differences between the tax basis of assets and liabilities and their respective financial-reporting amounts arising primarily from differences in the timing of expenses for deferred compensation and cash bonuses, goodwill amortization, and reserves against certain investments. The valuation allowance increased by $1,443 from the balance of $9,012 at December 31, 2017.

The Company has recorded a valuation allowance against the net deferred tax asset related to NYC and PA, as management believes that the benefit related to the deferred tax asset is not more likely than not to be realized in the future in those particular jurisdictions. The net deferred tax asset as of December 31, 2018 is included in Other Assets in the Statement of Financial Condition.

As of December 31, 2018, the Company's open tax years potentially subject to examination by the Internal Revenue Service, New York State ("NYS") and NYC are 2015 through 2018. As of December 31, 2018, on a stand-alone basis, the Company has a PA post-apportioned NOL carryforward of $103,168, the majority of which will expire between 2030 and 2033; however, management does not expect to be able to utilize this NOL due to decreased tax apportionment and significant tax adjustments that generate losses in the State. As such, there is a valuation allowance against this deferred tax asset item.

Members of the U.S. consolidated group that generate a current NOL contribute such loss against the U.S. consolidated group's income tax liability to the extent members of the U.S. consolidated group contributed taxable income. The loss member will be due an amount equal to the loss that has been utilized to offset taxable income in accordance with the terms of the tax sharing agreement. The settlement of the tax accounts between the Company and BNPPUSA are in line with the terms of the tax sharing agreement.

BNP Paribas Securities Corp.   16
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

As of December 31, 2018, Management has evaluated the Company's tax positions and determined that there are no remaining uncertain tax positions required to be recognized by the Company. The Company does not expect the unrecognized tax benefit to change significantly during the next twelve months.

As stated, the Company is included in the consolidated tax return of BNPPUSA. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from BNPPUSA. Prior to 2016, the tax sharing agreement in place at that time was not based on the separate return method although it was the method used to calculate the tax provision. During 2016, the tax sharing agreement was amended with the formation of the Intermediate Holding Company and was now in line with the separate return method. Up until 2016 the company accrued a payable of $393,083 that represented the difference between the hypothetical tax calculation used for the US GAAP basis financial statements and actual amounts were paid to/received by the Company, based on the tax sharing agreement in place at that time.

In accordance with ASC 740-10-30-27 differences between the tax provision calculated by the Company used for the US GAAP basis financial statements and the actuals payments that were made to BNPPUSA under the tax sharing agreement are treated as a capital contribution. Accordingly, the Company recorded a $393,083 capital contribution in 2018.

11.   Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements and operational support.

At December 31, 2018, the Company has a formal unsecured line of credit with BNPP. Borrowings under this line of credit bear a rate of LIBOR plus a nominal interest rate. The borrowing limit under these arrangements is €3,500,000 or the U.S. dollar equivalent based on December 31, 2018 exchange rate is $4,009,600. On any date in which the equivalent in euros of the aggregate principal amount of all advances outstanding exceeds 105% of the maximum borrowing amount, BNPP may, at its sole discretion notify the Company of such excess and make demand for prepayment in respect thereof. At December 31, 2018, the Company borrowed $1,584,139 under this line.

At December 31, 2018, the Company has a revolving loan facility of $100,000 with WHC. The total amount drawn at December 31, 2018 was $65,000 and is included in Short-term borrowings.

At December 31, 2018, assets and liabilities with related parties consist of:

(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

Assets

Cash and cash equivalents	$ 58,605
Cash segregated under regulations	78,396
Receivable from brokers, dealers, and clearing organizations	2,286,107
Securities borrowed	390,123
Securities received as collateral - at fair value	72,713
Securities purchased under agreements to resell	7,652
Receivable from customers	2,437
Financial instruments owned - at fair value	72
Other assets	177,736
Total assets	**$ 3,073,841**

Liabilities

Short-term borrowings	$ 1,584,139
Securities sold under agreements to repurchase	5,270,511
Securities loaned	3,437,287
Payable to brokers, dealers, and clearing organizations	1,773,521
Payable to customers	1,599,638
Obligation to return securities received as collateral - at fair value	72,713
Financial instrument sold, not yet purchased - at fair value	6,967
Accrued expenses and other liabilities	130,819
Total liabilities	**$ 13,875,595**
Liabilities subordinated to the claims of general creditors	$ 1,855,000

On June 29, 2018, the Company paid a dividend in the amount of $47,085 to WHC.

Payable to brokers, dealers, and clearing organizations includes net unsettled regular way trade sales in the amount of $1,769,646.

The Company executes various transactions with its affiliates, such as securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, margin financing and clearance and settlement.

The Company has been historically notified in late March of the following year regarding its final settlement amounts concerning its portion of the global transfer pricing flows. To mitigate the impact of this late notification, the Company has entered into an agreement with BNPPUSA, whereby BNPPUSA pays or receives the difference between the amount accrued at year end and the final settlement amount. In addition, the Company entered a separate agreement with its ultimate parent, BNPP, to limit the amount of its allocated global aggregate net loss from transfer pricing flows to a maximum level of $0 under these transfer pricing agreements.

The Company is a party to numerous service level agreements ("SLA") with its affiliates. Due to the nature of these agreements, the Company could experience a significant impact on its

BNP Paribas Securities Corp. 18
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

financial statements from these cost allocations that follow a cost plus methodology. The Company is receiving fee-based compensation at cost plus a mark-up through SLAs with affiliates. At December 31, 2018, SLA receivable from affiliates of $95,671 is included in Other assets in the Statement of Financial condition.

At December 31, 2018, the intercompany transfer pricing fee payable is $11,453 which is included in Accrued expenses and other liabilities in the Statement of Financial condition.

The Company had a payable of $22,122 to BNPPUSA and other affiliates for cost and revenue sharing agreements and other general expenses, which is included in Accrued expenses and other liabilities.

BNP Paribas Arbitrage SNC, acting through its US Branch ("BNPPA-US"), provides services on behalf of the Company to facilitate the Exchange Traded Fund financing business between BNPP-PBIL and the Company and their respective customers. At December 31, 2018, the Company accrued $576 shared revenue payable to BNPPA-US and is included in Accrued expenses and other liabilities. The Company settles with BNPPA-US on a periodic basis.

The Company has a parental guarantee arrangement covering all obligations of the entity. The outstanding blanket guarantee fee payable of $885 as of December 31, 2018 is included in Accrued expenses and other liabilities in the Statement of Financial Condition.

At December 31, 2018, the Company entered into forward starting securities borrowing agreements with affiliates which have a total contract value of $280. In addition, the Company entered into forward starting repurchase and securities lending agreements with contract values of $583,766 and $119,550, respectively.

12. Pledged Assets, Commitments and Contingencies

At December 31, 2018, the approximate fair values of collateral received which may be sold or repledged by the Company were:

Sources of collateral		
Securities purchased under agreements to resell	$	9,587,164
Securities received in securities borrowed vs. cash transactions		8,831,003
Securities received in securities borrowed/reverse repo vs. pledged transactions		4,885,724
Securities received as collateral		136,080
Securities received from margin loan available to repledge		4,734,707
Total	$	28,174,678

At December 31, 2018, the approximate fair values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under FASB ASC 210-20-45 (formerly FIN 41), were:

BNP Paribas Securities Corp.   19
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

Uses of collateral

Securities sold under agreements to repurchase	$	10,067,897
Securities lent in securities loaned vs. cash transactions		5,234,311
Securities pledged in securities borrowed/reverse repo vs. pledged transactions		2,561,349
Obligation to return securities received as collateral		136,080
Pledged to clearing corporations		3,531,349
Short Sale		2,582,666
Total	$	24,113,652

Additionally, securities received as collateral for securities purchased under agreements to resell were segregated for regulatory requirements under 15c3-3, PAB and for liquidity purposes. The fair market value of the amounts segregated were $764,561, $55,114, and $1,994,667 respectively.

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2018, the Company has placed securities, on deposit, it owns which have a fair value of $1,733,287, of which $1,588,981 is included in Securities segregated under regulations-at fair value. In addition, the Company has cash deposits of $2,939,654 to satisfy customer and firm requirements.

The BNP Paribas New York Branch funds the Company using a combination of cash and money market to cover the OCC requirement for option positions. At December 31, 2018, the Company has cash deposits of $10,000 and securities of $19,619 to satisfy such requirements.

The Company has one outstanding letter of credit issued by a third–party bank in the amount of $40,000, which is posted at a clearing organization to satisfy firm margin requirements. The Company is contingently liable for this letter of credit which is used in lieu of depositing cash or securities. As of December 31, 2018, the Company had not drawn upon the letter of credit.

The Company has committed reverse repurchase facilities agreements for a maximum amount of $300,000 with ICE Clear Europe Limited and ICE Clear credit for $200,000 and $100,000, respectively, which can be drawn at any time.

Certain customers have credit facility agreements for collateralized borrowings with the Company in accordance with internal margin guidelines. As of December 31, 2018, the Company had commitments of $331,952 related to credit facilities of which $72,697 were not drawn.

At December 31, 2018, the Company entered into forward starting reverse repurchase and securities borrowing agreements with contract values of $458 and $609,105, respectively. In addition, the Company entered into forward starting repurchase and securities lending agreements with contract values of $119,550 and $583,867, respectively.

As a member of the Mortgage Backed Securities Division ("MBSD") and Government Securities Division ("GSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between

BNP Paribas Securities Corp. 20

(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2018, the Company's commitment to the CCLF was $518,598 for MBSD and $64,552 for GSD, of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

The Company, in the normal course of business, has been named as a defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, or that such outcome would not have a material adverse effect on the Company's financial statements.

13. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined.

As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital, as defined, equal to the greater of 8% of the total customer risk margin requirements plus 8% of the total non-customer risk margin requirements required to be segregated pursuant to the Commodity Exchange Act.

At December 31, 2018, the 8% of the customer risk margin requirements plus 8% of the total non-customer risk margin requirements produced the greater net capital requirement. The Company had net capital of $2,106,145, which was $1,699,024 in excess of its required net capital.

14. Cash and Securities Segregated under Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. As of December 31, 2018, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $596,327 in this account. The Company had segregated cash in a money market demand account with a value of $1,353 as of December 31, 2018. In addition,

BNP Paribas Securities Corp.   21
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

the Company had qualified securities with a market value of $749,269 in a special reserve account for the exclusive benefit of customers as of December 31, 2018. The Company made a deposit of $249,671 of qualified securities on January 3, 2019 in order to meet the Company's internal deposit requirements which are higher than what is required by the regulations.

As of December 31, 2018, the Company made a computation related to the reserve requirement for Proprietary Accounts of Brokers ("PAB"). As of December 31, 2018, the Company made a computation related to PAB Rule 15c3-3 and was required to maintain a balance of $391 in this account. The Company had segregated cash in a money market demand account with a value of $1,044 as of December 31, 2018. In addition, the Company had qualified securities with a market value of $54,012 in a special reserve account for the exclusive benefit of brokers as of December 31, 2018.

The Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act ("CEA"), which requires a FCM to segregate, secure or sequester money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. As of December 31, 2018, the Company made a segregation computation related to Section 4d(2) and was required to maintain a balance of $2,953,075 in this account. The total amount segregated was $3,159,206, which consisted of segregated cash of $83,451, deposits at clearing organizations of $763,152 and funds and property related to customers' regulated commodity balances with a fair value of $2,312,603. These assets have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2018, the Company made a secured computation related to Regulation 30.7 and was required to maintain a balance of $144,925. The total amount segregated was $183,146, which consisted of secured cash of $64,224, deposits at clearing organizations of $99,304, and funds and property related to customers' regulated commodity balances with a fair value of $19,618. Both amounts have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2018, the Company made a customer cleared swaps computation under the CEA and was required to maintain a balance of $849,854 in this account. The total amount segregated was $999,530 which consisted of cash of $114,803, deposits at clearing organizations of $540,091, and funds and property related to customers' cleared swaps balances with a fair value of $344,636 have been sequestered under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades.

15.   **Credit Risk and Financial Instruments with Off-Balance Sheet Risk**

In the normal course of business, the Company executes and settles securities and commodity activities with customers, non-customers, brokers and dealers, commodity exchanges and affiliates. These securities transactions are on a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

BNP Paribas Securities Corp. 22
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

The Company engages in various securities and commodity activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to these activities can be directly impacted by volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its affiliates, customers and non-customers, subject to various regulatory and internal margin guidelines, collateralized by cash and securities in the affiliates', customers' or non-customers' accounts. In connection with these activities, the Company executes and clears affiliate, customer and non-customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that affiliates, customers and non-customers may incur. In the event the affiliate, customer or non-customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates', customers' and non-customers' obligations.

The Company seeks to control the risks associated with its affiliate, customer and non-customer activities by requiring counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors daily the required margin levels, and pursuant to such guidelines, requires the counterparties to deposit additional collateral or to reduce positions when necessary.

In connection with securities financing activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, and securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a fair value in excess of the customers' or affiliates' obligation under the contract and repos are collateralized by securities deposited by the Company with a fair value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

The Company has entered into an irrevocable guarantee with BNPP for payment and performance of guaranteed obligations of BNPPSC (see Note 12).

16.   **Fair Value Disclosures**

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and securities deposited with clearing organizations or segregated under regulations, reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations, securities owned and U.S. agency securities TBA. Securities

BNP Paribas Securities Corp. 23
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

deposited with clearing organizations or segregated under federal regulations, securities owned, and U.S. agency securities TBA are carried at fair value based on the fair value hierarchy described. All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations, securities sold, not yet purchased and U.S. agency securities TBA. Securities sold, not yet purchased, and U.S. agency securities TBA are carried at fair value based on the fair value hierarchy described below. All remaining liabilities are short-term in nature and the carrying amounts are a reasonable estimate of fair value.

Due to the variable rate of interest charged on its subordinated loans the carrying value approximates the estimated fair value.

Assets and liabilities measured at fair value on a recurring basis are disclosed in the table below.

Level 1 – Assets and liabilities utilizing Level 1 inputs include U.S. Government and agencies securities, Listed equity options, Equities and convertibles, TBA contracts and Extended settlement contracts. Level 1 inputs are unadjusted quoted prices in active markets for assets or liabilities identical to those to be reported at fair value.

Level 2 – Assets and liabilities utilizing Level 2 inputs include U.S. Government and agencies securities, Corporate debt securities, Equities and convertibles and asset-backed securities, TBA contracts and Extended settlement contracts. Level 2 inputs are inputs other than quoted prices within Level 1 inputs that are observable either directly or indirectly. The Company uses prices of comparable securities in determining the fair value of Level 2 securities. Observable inputs other than quoted prices for the asset or liability (e.g. interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 – During 2018, the Company had no activity in Level 3 assets. As of December 31, 2018, the Company has no assets or liabilities measured under Level 3 of the hierarchy.

During 2018, there were no transfers between levels of the fair value hierarchy for any assets or liabilities.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2018					
	Level 1	**Level 2**	**Level 3**	**Netting and collateral**	**Total**
Securities segregated under regulations - at fair value					
U.S. Government securities	$ 1,538,981	$ -	$ -	$ -	$ 1,538,981
Money Market Fund	50,000	-	-	-	50,000
Financial instruments owned - at fair value					
U.S. Government and agencies securities	2,936,305	5,944,357	-	-	8,880,662
Asset-backed securities	-	730,992	-	-	730,992
Equities and convertibles	83,397	1,206	-	-	84,603
Listed equity options	4,796	-	-	-	4,796
Corporate debt securities	-	4,542	-	-	4,542
U.S. agency securities TBA	456,817	-	-	(353,918)	102,899
Extended settlement receivables	1,363	1,478	-	(780)	2,061
Securities received as collateral - at fair value					
Equities	136,080	-	-	-	136,080
Other assets					
Excess rights	528	-	-	-	528
Investments in Mutual Funds	8,831	-	-	-	8,831
	$ 5,217,098	$ 6,682,575	$ -	$ (354,698)	$ 11,544,975

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2018					
	Level 1	**Level 2**	**Level 3**	**Netting and collateral**	**Total**
Financial instruments sold, not yet purchased - at fair value					
U.S. Government and agencies securities	$ 1,324,615	$ -	$ -	$ -	$ 1,324,615
Equities	29,360	-	-	-	29,360
Listed equity options	3,704	-	-	-	3,704
Corporate debt securities	-	101	-	-	101
U.S. agency securities TBA	485,188	-	-	(418,348)	66,840
Extended settlement payables	1,289	260	-	(780)	769
Obligation to return securities received as collateral - at fair value					
Equities	136,080	-	-	-	136,080
Accrued expenses & other liabilities					
Payables to Employees	8,642	-	-	-	8,642
	$ 1,988,878	$ 361	$ -	$ (419,128)	$ 1,570,111

The carrying values of certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

Assets Not Measured at Fair Value as of December 31, 2018

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$ 176,234	$ 176,234	$ -	$ -	$ 176,234
Cash segregated under regulations	264,904	264,904	-	-	264,904
Securities purchased under agreements to resell	1,120,336	-	1,120,336	-	1,120,336
Receivable from brokers, dealers and clearing organizations	5,588,956	-	5,588,956	-	5,588,956
Securities borrowed	9,143,965	-	9,143,965	-	9,143,965
Receivable from customers	1,251,004	-	1,251,004	-	1,251,004
Other Assets					
DTC/Exchange Membership	5,970	-	10,630	-	10,630
	$ 17,551,369	$ 441,138	$ 17,114,891	$ -	$ 17,556,029

Liabilities Not Measured at Fair Value as of December 31, 2018

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Short-term borrowings	$ 1,584,197	$ -	$ 1,584,197	$ -	$ 1,584,197
Securities sold under agreements to repurchase	7,862,565	-	7,862,565	-	7,862,565
Payable to customers	5,640,446	-	5,640,446	-	5,640,446
Payable to brokers, dealers and clearing organizations	3,987,221	-	3,987,221	-	3,987,221
Securities loaned	5,380,595	-	5,380,595	-	5,380,595
Liabilities subordinated to the claims of general creditors	1,855,000	-	1,855,000	-	1,855,000
	$ 26,310,024	$ -	$ 26,310,024	$ -	$ 26,310,024

17. Derivative Instruments

The derivative balances represent future commitments to exchange payment streams based on notional amounts or to purchase or sell other financial instruments at specific terms on a specific date. The Company enters into trading derivatives contracts to satisfy the needs of its clients, for trading purposes and to manage the Company's exposure to market and credit risks resulting from its trading and market making activities. Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and equity options, are based on quoted market prices.

Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable. Premiums and unrealized gains and losses for equity option contracts are recognized gross in the Statement of Financial Condition. The unrealized gains for TBA and extended settlement securities are recorded in the Statement of Financial Condition net of unrealized losses by counterparty where master netting agreements are in place.

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

The following table sets out the fair value and the notional value of the Company's derivative contracts by major product type as of December 31, 2018:

	Derivative Assets	Derivative Liabilities	Notional
Listed equity options	$ 4,796	$ 3,704	$ 100,044
U.S. agency securities TBA	456,817	485,188	102,790,759
Extended settlement receivables/ payables	2,840	1,549	14,888,831
Futures	-	-	145
	464,453	490,441	
Counterparty netting within product category	(354,698)	(419,128)	
Total included in Financial instruments owned/sold, not yet purchased - at fair value	$ 109,755	$ 71,313	

The contractual or notional amounts related to these financial instruments are presented gross by transaction which reflect the volume and activity and generally do not reflect the amounts at risk.

TBAs and extended settlement are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement (counterparty netting). For TBAs, the Company receives or posts cash collateral which mitigate counterparty credit risk. Derivatives are accounted for at fair value, net of cash collateral received or posted under enforceable netting agreements (cash collateral netting). Where amounts that are not subject to enforceable netting agreements and are not eligible for netting, those derivative receivables and payables are shown separately in the following table:

| | **Amounts Subject to Enforceable Netting Arrangements** | | | | | | |
| | **Effects of Offsetting on Statement of Financial Condition** | | | **Related Amounts Not offset** | | | |
	Gross Amounts	Amounts Offset (a)	Net Amounts Presented in the Statement of Financial Condition	Financial Collateral (b)	Net Amount	Amounts Not Subject to Enforceable Netting Agreements	Statement of Financial Condition Total
Derivative Assets	$451,646	$(354,698)	$ 96,949	$ 389	$96,560	$ 12,808	$ 109,756
Derivative Liabilities	449,220	(419,084)	30,136	5,010	25,126	41,177	71,313

(a) Derivative receivable netting included cash collateral of $18,050 and derivative payable netting included cash collateral of $82,436

(b) Collateral is reflected at its fair value, but has been limited to the net exposure in the Statement of Financial Condition so as not to include any over-collateralization. Includes financial instrument collateral related to arrangements subject to an enforceable master netting agreement

BNP Paribas Securities Corp.   27
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Notes to Statement of Financial Condition
As of December 31, 2018
(in thousands, except for share amounts)

In addition to the cash collateral received and transferred that is presented on a net basis with net derivative receivables and payables, the Company receives and transfers additional collateral (financial instruments and cash). These amounts mitigate counterparty credit risk associated with TBAs but are not eligible for net presentation, because (a) the collateral consists of non-cash financial instruments (generally U.S. government and agency securities) and, (b) the amount of collateral held or transferred exceeds the fair value exposure at the individual counterparty level, as of the date presented.

18.   **Subsequent Events**

Management performed an evaluation of subsequent events through February 28, 2019. There have been no material subsequent events that occurred during this period that would require disclosure or adjustment to these financial statements.

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